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                                                                       Exhibit A

                          FIRST AMENDMENT TO AGREEMENT


         This First Amendment to the Agreement (the "Agreement") dated as of June 21, 1999 (the "Agreement") is entered into by and between Tickets.com, Inc., a Delaware corporation ("Tickets.com", formerly known as Advantix, Inc.) and RBB Bank AG, a bank organized under the laws of Austria ("RBB").

                                   BACKGROUND

         The parties have determined that it is in their mutual best interest to amend the Agreement in order to permit Tickets.com to purchase the 5,700 shares of Series G Preferred Stock (the "Preferred Shares") of Lasergate Systems, Inc. ("Lasergate") held by RBB prior to any merger between Tickets.com and Lasergate (the "Merger"). Accordingly, in consideration of the mutual covenants and agreements set forth below, the parties agree as follows:

                                      TERMS

         1. Purchase of Preferred Shares. Tickets.com agrees to purchase all of the Preferred Shares within three business days (the "Closing Date") of the execution of a definitive agreement and plan of merger between Tickets.com, Advantix Acquisition Corp. and Lasergate, in exchange for, at the election of RBB, (a)
                  170.081 shares of the common stock of Tickets.com for each outstanding Preferred Share; or (b) $435.00 per each outstanding Preferred Share, or a combination thereof. RBB shall make its election, in writing, no later than 5:00 p.m. Eastern time on June 21, 1999. If RBB elects to receive cash, it shall include its wire transfer instructions with the notice of its election.

         2. Sale of Preferred Shares. On the Closing Date, RBB shall sell, transfer, convey and deliver to Tickets.com, and Tickets.com shall purchase and accept delivery of, the Preferred Shares. RBB shall deliver to Tickets.com stock certificates representing the Preferred Shares, together with appropriate stock powers endorsed in blank.

         3. Purchase Price. In exchange for this transfer of the Preferred Shares by RBB, Tickets.com shall transfer, convey and deliver to RBB cash or shares of the common stock of Tickets.com, or a combination thereof, pursuant to the election made by RBB on or before June 11, 1999 in accordance with Section 1 above. If applicable, Tickets.com shall deliver to RBB a stock certificate representing such shares of Tickets.com common stock.

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         4.       Shares of Common Stock Held by RBB. The shares of common stock of Lasergate held by RBB shall be purchased as part of the Merger and not as part of this purchase transaction.

         5. Conditions to Closing. The obligation of Tickets.com to purchase RBB's Preferred Shares shall be subject to the following conditions: (a) the execution of a definitive merger agreement by Tickets.com and Lasergate; and (b) the resignation of Jacqueline E. Soechtig ("JES") as an officer and director of Lasergate and the receipt by Lasergate of a release from JES (reasonably acceptable to Tickets.com).

         6. Effect of the Agreement. All other provisions contained in the Agreement and not amended by this Agreement, remain in full force and effect.


         IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

                                           TICKETS.COM, INC.


                                           By: /s/ John M. Markovich
                                              ---------------------------------
                                                John M. Markovich,
                                                Executive Vice President

                                           RBB BANK AG


                                           By: /s/ Herbert Strausz
                                              ---------------------------------
                                                Herbert Strausz, Manager
                                                U.S. Equities